UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 29, 2022

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: April 29, 2022

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2021 (AUDITED) AND MARCH 31, 2022 (UNAUDITED)

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2021  (AUDITED) AND MARCH 31, 2022 (UNAUDITED)

S/                    =    Peruvian Sol
US$             =    United States dollar

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS		As of	As of
		December 31,	March 31,
	Note	2021	2022

Current assets
Cash and cash equivalents	8	957,178	844,237
Trade accounts receivables, net	9	590,280	526,748
Work in progress	10	309,063	215,792
Accounts receivable from related parties	11	20,817	24,094
Other accounts receivable	12	487,058	365,807
Inventories, net		488,326	510,345
Prepaid expenses		32,142	36,247
Total current assets		2,884,864	2,523,270

Non-current assets
Trade accounts receivable, net	9	683,306	696,058
Accounts receivable from related parties	11	643,897	576,029
Prepaid expenses		23,607	32,696
Other accounts receivable	12	201,360	323,140
Investments in associates and joint ventures	13	31,173	30,745
Investment property	14	63,011	61,990
Property, plant and equipment, net	14	303,170	292,191
Intangible assets, net	14	743,391	732,004
Right-of-use assets, net	14	47,717	52,037
Deferred income tax asset		275,076	281,834
Total non-current assets		3,015,708	3,078,724

Total assets		5,900,572	5,601,994

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

LIABILITIES AND EQUITY		As of	As of
		December 31,	March 31,
	Note	2021	2022

Current liabilities
Borrowings	15	241,340	198,309
Bonds	16	69,838	68,611
Trade accounts payable	17	980,767	867,047
Accounts payable to related parties	11	51,004	47,013
Current income tax		94,958	93,578
Other accounts payable	18	754,981	750,636
Other provisions	19	154,829	120,835
Total current liabilities		2,347,717	2,146,029

Non-current liabilities
Borrowings	15	338,560	311,713
Bonds	16	1,191,084	824,871
Other accounts payable	18	92,369	84,980
Accounts payable to related parties	11	50,712	31,436
Other provisions	19	329,497	339,136
Deferred income tax liability		97,367	98,751
Total non-current liabilities		2,099,589	1,690,887
Total liabilities		4,447,306	3,836,916

Equity	20
Capital		871,918	1,196,980
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,131,574	1,142,092
Other reserves		(135,947)	(138,826)
Retained earnings		(829,714)	(859,902)
Equity attributable to controlling interest in the Company		1,199,816	1,502,329
Non-controlling interest		253,450	262,749
Total equity		1,453,266	1,765,078
Total liabilities and equity		5,900,572	5,601,994

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

			For the period
		ended March 31,
	Note	2021	2022
		(as restated)

Revenues from construction activities		516,668	673,432
Revenues from services provided		252,868	242,960
Revenue from real estate and sale of goods		95,536	132,726
		865,072	1,049,118

Cost of construction activities		(477,097)	(656,093)
Cost of services provided		(207,887)	(181,446)
Cost of real estate and sale of goods		(76,573)	(102,445)
	21	(761,557)	(939,984)
Gross profit		103,515	109,134

Administrative expenses	21	(44,173)	(29,883)
Other income and expenses	22	(1,596)	(1,847)
Operating profit		57,746	77,404

Financial expenses	23	(68,239)	(82,002)
Financial income	23	1,699	5,078
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	1,006	(425)
(Loss) profit before income tax		(7,788)	55
Income tax expense		(11,221)	(18,945)
Loss from continuing operations		(19,009)	(18,890)
Loss from discontinued operations	3.2	(8,374)	-
Loss for the period		(27,383)	(18,890)

(Loss) profit attributable to:
Owners of the Company		(34,697)	(30,188)
Non-controlling interest		7,314	11,298
		(27,383)	(18,890)

Loss per share attributable to owners of the
Company during the period	26	(0.040)	(0.031)
Loss per share from continuing operations
attributable to owners of the Company during the period	26	(0.030)	(0.031)

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
	ended March 31,
	2021	2022
	(as restated)

Loss for the period	(27,383)	(18,890)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustment, net of tax	(5,456)	(2,505)
Exchange difference from net investment in a foreign operation, net of tax	(29)	(39)
Other comprehensive income for the period, net of tax	(5,485)	(2,544)
Total comprehensive income for the period	(32,868)	(21,434)

Comprehensive income attributable to:
Owners of the Company	(39,048)	(33,067)
Non-controlling interest	6,180	11,633
	(32,868)	(21,434)

Comprehensive income for the period attributable to owners of the Company:
Continuing operations	(29,565)	(33,067)
Discontinued operations	(9,483)	-
	(39,048)	(33,067)

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED MARCH 31, 2021 AND 2022
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2021	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085
(Loss) profit for the period	-	-	-	-	-	-	(34,697)	(34,697)	7,314	(27,383)
Foreign currency translation adjustment	-	-	-	-	-	(4,322)	-	(4,322)	(1,134)	(5,456)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(29)	-	(29)	-	(29)
Comprehensive income of the period	-	-	-	-	-	(4,351)	(34,697)	(39,048)	6,180	(32,868)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(4,249)	(4,249)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(10,761)	(10,761)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(15,010)	(15,010)
Balances as of March 31, 2021	871,918	871,918	132,011	29,974	1,132,179	(181,857)	(545,463)	1,438,762	389,445	1,828,207

Balances as of January 1, 2022	871,918	871,918	132,011	29,974	1,131,574	(135,947)	(829,714)	1,199,816	253,450	1,453,266
(Loss) profit for the period	-	-	-	-	-	-	(30,188)	(30,188)	11,298	(18,890)
Foreign currency translation adjustment	-	-	-	-	-	(2,840)	-	(2,840)	335	(2,505)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(39)	-	(39)	-	(39)
Comprehensive income of the period	-	-	-	-	-	(2,879)	(30,188)	(33,067)	11,633	(21,434)
Transactions with shareholders:
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(2,334)	(2,334)
- Capital increase	325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
Total transactions with shareholders	325,062	325,062	-	-	10,518	-	-	335,580	(2,334)	333,246
Balances as of March 31, 2022	1,196,980	1,196,980	132,011	29,974	1,142,092	(138,826)	(859,902)	1,502,329	262,749	1,765,078

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)
				For the period
				ended March 31,
	Note		2021	2022

OPERATING ACTIVITIES
(Loss) profit before income tax			(16,881)	55
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	14 a	)	25,319	18,895
Amortization	14 b	)	24,494	24,359
Impairment of inventories			190	173
Impairment of accounts receivable and other accounts receivable			255	46
Reversal of impairment of inventories			(40)	(111)
Reversal of impairment of property, plant and equipment			(1,023)	-
Reversal of impairment of intangible assets			(350)	(595)
Other provisions			4,350	6,820
Financial expense,net			68,643	(7,531)
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13		(1,006)	425
Reversal of provisions			(1,593)	(776)
Reversal of disposal of assets			(138)	(33)
(Profit) loss on sale of property, plant and equipment			(10)	37
Loss on remeasurement of accounts receivable			22,054	33,791
Net variations in assets and liabilities:
Trade accounts receivable and working in progress			(106,203)	145,409
Other accounts receivable			(4,325)	12,673
Other accounts receivable from related parties			3,288	41,725
Inventories			(9,657)	(21,229)
Pre-paid expenses and other assets			109	(13,193)
Trade accounts payable			11,145	(111,902)
Other accounts payable			31,140	(31,349)
Other accounts payable to related parties			(24,080)	(20,076)
Other provisions			(940)	(428)
Interest payment			(35,633)	(38,627)
Payments for purchases of intangibles - Concessions			(673)	(908)
Payment of income tax			(15,443)	(33,700)
Net cash (applied to) provided by operating activities			(27,008)	3,950

INVESTING ACTIVITIES
Sale of property, plant and equipment			3,462	4,030
Interest received			656	742
Payment for purchase of investments properties			(75)	-
Payments for intangible purchase			(2,954)	(13,488)
Payments for property, plant and equipment purchase			(4,987)	(6,691)
Net cash applied to investing activities			(3,898)	(15,407)

FINANCING ACTIVITIES
Loans received			21,380	7,618
Amortization of loans received			(69,581)	(54,442)
Amortization of bonds issued			(12,712)	(14,041)
Payment for transaction costs for debt			-	(1,818)
Dividends paid to non-controlling interest			(4,249)	(3,230)
Cash received (return of contributions) from non-controlling shareholders			(10,761)	(2,333)
Net cash applied to financing activities			(75,923)	(68,246)
Net decrease in cash			(106,829)	(79,703)
Exchange difference			5,816	(33,238)
Cash and cash equivalents at the beginning of the period			900,168	957,178
Cash and cash equivalents at the end of the period	8		799,155	844,237

NON-CASH TRANSACTIONS:
Capitalization of interests			1,120	852
Acquisition of assets through finance leases			24	-
Acquisition of right-of-use assets			42	8,776
Capitalization of convertible bonds			-	335,580

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2021 (AUDITED) AND MARCH 31, 2022 (UNAUDITED)

1.	GENERAL INFORMATION

a)	Incorporation and operations

AENZA S.A.A., (hereinafter the “Company”) is the parent Company of the AENZA S.A.A. Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in Corporation companies. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The condensed interim consolidated financial statements for the period ended March 31, 2022 were authorized by Management and Board of Directors on April 29, 2022.

The consolidated financial statements for the year ended December 31, 2021, were prepared and issued with authorization of Management and the Board of Directors on March 4, 2022, and were approved on the General Shareholders’ Meeting held on March 31, 2021.

c)	Acuerdo preparatorio de colaboracion eficaz – “The Agreement”

Pursuant to the Agreement executed on May 21, 2021, AENZA S.A.A. accepts it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/321.9 million and US$41.1 million.  The civil penalty is subject to (i) a repayment tenor of 12 years, (ii) the legal interest rate in domestic and foreign currency, (iii) a total collateral of S/197 million through a trust that includes shares issued by a subsidiary of AENZA, a mortgage on a real estate asset and debt service guaranty account. Among other conditions, the Agreement includes a restriction to participate in public construction and road maintenance contracts for 2 years. As of March 31, 2022, we registered the present value of the amounts described before, which amount to S/177.2 million and US$19.7 million (totaling S/474 million).

The civil penalty covers the total contingency to which the Company was exposed because of the investigations revealed in the notes to the financial statements since 2017.  Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions in such agreement.

2.	BASIS OF PREPARATION

The condensed interim consolidated financial statements for the period ended March 31, 2022 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2021.

3.1.	Standards, amendments, and interpretation adopted by the Group

Standards, amendments and interpretation that have entered in force as of January 1, 2022, have not had impact on the condensed interim consolidated financial statements as of March 31, 2022, and fo this reason thay have not been disclosed. The Corporation has not adopted in advance any amendment and modification that are not yet effective.

3.2.	Account balance reclassified as of March 31, 2021

Information on the subsidiary Adexus S.A. is presented., whose main activity is to provide information technology solutions mainly in Chile and Peru, as of March 31, 2020 the subsidiary was recognized as a non-current asset held for sale; However, as of March 31, 2021, it was reclassified as a discontinued operation.

As a result of this process, the amounts in the consolidated statement of income are reclassified as follows:

	For the period ended
			March 31, 2021
	Reported	Adexus	As restated

Revenues from construction activities	516,668	-	516,668
Revenues from services provided	280,061	(27,193)	252,868
Revenue from real estate and sale of goods	109,065	(13,529)	95,536
	905,794	(40,722)	865,072

Cost of construction activities	(477,097)	-	(477,097)
Cost of services provided	(237,954)	30,067	(207,887)
Cost of real estate and sale of goods	(88,079)	11,506	(76,573)
	(803,130)	41,573	(761,557)
Gross profit	102,664	851	103,515

Administrative expenses	(49,517)	5,344	(44,173)
Other income and expenses	(1,609)	13	(1,596)
Operating profit	51,538	6,208	57,746

Financial expenses	(71,153)	2,914	(68,239)
Financial income	1,728	(29)	1,699
Share of the profit or loss of associates and joint ventures accounted for using the equity method	1,006	-	1,006
(Loss) profit before income tax	(16,881)	9,093	(7,788)
Income tax expense	(10,502)	(719)	(11,221)
(Loss) profit from continuing operations	(27,383)	8,374	(19,009)

Loss from discontinued operations	-	(8,374)	(8,374)
Loss for the period	(27,383)	-	(27,383)

(Loss) profit attributable to:
Owners of the Company	(34,697)	-	(34,697)
Non-controlling interest	7,314	-	7,314
	(27,383)	-	(27,383)

Loss per share from continuing operations
attributable to owners of the Company during the period	(0.040)	0.010	(0.030)

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Corporation’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitored periodically.

4.1	Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a)	Market risks

i)	Foreign exchange risk

The Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2021 and as of March 31, 2022, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published bid and ask exchange rate in effect at that date, according to the currency exchange rate:

	At	At
	December 31,	March 31,
	2021	2022

Soles (a)	3.998	3.701
Chilean Pesos (b)	844.69	787.98
Colombian Pesos (c)	3,981.16	3,748.15

(a)  Soles published by the Superintendency of Banking, Insurance and Pension Fund Administrators (SBS).
(b)  Chilean pesos published by the Banco Central de  Chile.
(c)  Colombian pesos published by Banco de la Republica de Colombia.

The consolidated statement of financial position includes the following:

	At	At
	December 31,	March 31,
	2021	2022
	USD(000)	USD(000)

Assets	519,448	423,581
Liabilities	512,947	425,900

For the periods ended March 31, 2021 and 2022, the Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2021	2022

Gain	92,995	189,522
Loss	(95,000)	(186,369)

ii)  Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)  Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c)    Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Corporation cash flows enabled it to meet its obligations. The Corporation has implemented various actions to reduce its exposure to liquidity risk, and has developed a Financial Plan based on several steps, which were designed assuming attaining a plea bargain agreement within a reasonable time frame. The Financial Plan aims to enable compliance with the various obligations at the corporate and group companies’ levels.

The Corporation’s Corporate Finance Office monitors rolling forecasts of the Corporation’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

	Less than	1-2	2-5	More than
As of December 31, 2021	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	224,503	52,751	173,392	124,320	574,966
Finance leases	5,624	4,613	296	-	10,533
Lease liability for right-of-use asset	18,817	24,295	21,993	8,086	73,191
Bonds	137,852	206,476	837,931	792,037	1,974,296
Trade accounts payables (except
non-financial liabilities)	912,826	-	-	-	912,826
Accounts payables to related parties	51,004	50,712	-	-	101,716
Other accounts payables and other provisions
(except non-financial liabilities)	323,070	22,941	109,383	422,666	878,060
	1,673,696	361,788	1,142,995	1,347,109	4,525,588

	Less than	1-2	2-5	More than
As of March 31, 2022	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	196,062	65,810	134,279	104,776	500,927
Finance leases	5,269	3,561	-	-	8,830
Lease liability for right-of-use asset	18,803	27,879	20,906	4,681	72,269
Bonds	135,623	175,283	459,649	757,785	1,528,340
Trade accounts payables (except
non-financial liabilities)	838,353	-	-	-	838,353
Accounts payables to related parties	47,013	30,430	-	1,006	78,449
Other accounts payables and other provisions
(except non-financial liabilities)	328,070	19,239	103,766	426,572	877,647
	1,569,193	322,202	718,600	1,294,820	3,904,815

4.2	Capital management risk

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital.  In 2017 the situation of the Corporation had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder the renegotiation of liabilities (Note 15). In extraordinary events, the Corporation identifies the possible deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Corporation monitors capital based on the gearing ratio.  This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2021 and as of March 31, 2022, the gearing ratio is presented below.

	At	At
	December 31,	March 31,
	2021	2022
Total financial liabilities and bonds (Note 15 and Note 16)	1,840,822	1,403,504
Less: Cash and cash equivalents (Note 8)	(957,178)	(844,237)
Net debt	883,644	559,267
Total equity	1,453,266	1,765,078
Total capital	2,336,910	2,324,345

Gearing ratio	0.38	0.24

4.3	Fair value estimation

For the classification of the type of valuation used by the Corporation for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2:   Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3:  Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows the Corporation’s liabilities measured at fair value:

Level 3
As of December 31, 2021

Financial liabilities
Other financial entities (Note 15-b)	165,878

As of March 31, 2022

Financial liabilities
Other financial entities (Note 15-b)	156,637

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2021.

6. SEASONALITY OF OPERATIONS

The Corporation does not present seasonality in the operations of any of its subsidiaries; and develop its bussiness normally during the period.

7. OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

The Corporation's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Corporation has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Corporation’s financial statements by operating segments:

Operating segments financial position
Segment reporting
				Infrastructure
As of December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	303,925	121,873	114,100	182,607	7,499	109,828	117,346	-	957,178
Trade accounts receivables, net	366,299	67,662	38,418	106,856	1,003	9,958	84	-	590,280
Work in progress, net	309,063	-	-	-	-	-	-	-	309,063
Accounts receivable from related parties	95,390	121	48,012	4,309	-	3,166	52,644	(182,825)	20,817
Other accounts receivable	390,133	31,092	30,057	18,734	960	3,783	12,297	2	487,058
Inventories, net	48,192	35,489	7,662	31,949	13	366,650	-	(1,629)	488,326
Prepaid expenses	15,838	3,575	6,531	344	52	-	5,802	-	32,142
Total current assets	1,528,840	259,812	244,780	344,799	9,527	493,385	188,173	(184,452)	2,884,864

Long-term trade accounts receivable, net	851	-	15,654	666,801	-	-	-	-	683,306
Long-term accounts receivable from related parties	335,150	-	19,700	42	11,536	-	584,596	(307,127)	643,897
Prepaid expenses	-	981	20,558	1,894	684	-	-	(510)	23,607
Other long-term accounts receivable	10,448	86,815	-	-	7,346	57,243	39,508	-	201,360
Investments in associates and joint ventures	108,038	8,951	-	-	-	5,443	1,559,672	(1,650,931)	31,173
Investment property	-	-	-	-	-	22,416	42,558	(1,963)	63,011
Property, plant and equipment, net	142,228	153,456	7,056	749	181	6,845	1,653	(8,998)	303,170
Intangible assets, net	142,499	257,580	322,625	351	-	733	14,575	5,028	743,391
Right-of-use assets, net	3,825	3,890	5,308	61	17	1,888	40,789	(8,061)	47,717
Deferred income tax asset	179,319	4,717	21,304	-	644	16,960	47,038	5,094	275,076
Total non-current assets	922,358	516,390	412,205	669,898	20,408	111,528	2,330,389	(1,967,468)	3,015,708
Total assets	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Liabilities.-
Borrowings	136,512	27,046	3,687	45	18	69,065	13,573	(8,606)	241,340
Bonds	4,896	-	36,637	24,496	-	-	3,809	-	69,838
Trade accounts payable	767,792	67,686	44,210	30,637	464	30,401	38,894	683	980,767
Accounts payable to related parties	130,848	1,079	47,340	42,185	19	19,155	13,623	(203,245)	51,004
Current income tax	59,407	15,748	17,920	-	347	1,058	478	-	94,958
Other accounts payable	560,920	23,116	38,198	9,104	791	91,342	31,510	-	754,981
Provisions	70,585	25,498	4,158	-	-	560	54,028	-	154,829
Total current liabilities	1,730,960	160,173	192,150	106,467	1,639	211,581	155,915	(211,168)	2,347,717

Borrowings	5,382	121,693	1,721	15	-	5,315	205,244	(810)	338,560
Long-term bonds	21,386	-	215,296	602,201	-	-	352,201	-	1,191,084
Other long-term accounts payable	54,026	-	8,163	219	2,862	24,427	2,672	-	92,369
Long-term accounts payable to related parties	25,957	-	1,006	88,213	24,671	-	197,844	(286,979)	50,712
Provisions	56,362	55,279	33,188	3,039	-	-	181,629	-	329,497
Deferred income tax liability	18,665	31,187	-	47,515	-	-	-	-	97,367
Total non-current liabilities	181,778	208,159	259,374	741,202	27,533	29,742	939,590	(287,789)	2,099,589
Total liabilities	1,912,738	368,332	451,524	847,669	29,172	241,323	1,095,505	(498,957)	4,447,306
Equity attributable to controlling interest in the Company	524,807	378,653	149,904	125,271	763	139,728	1,420,221	(1,539,531)	1,199,816
Non-controlling interest	13,653	29,217	55,557	41,757	-	223,862	2,836	(113,432)	253,450
Total liabilities and equity	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Operating segments financial position
Segment reporting
				Infrastructure
As of March 31, 2022	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	288,228	92,780	121,567	165,496	7,634	106,798	61,734	-	844,237
Trade accounts receivables, net	304,397	64,352	28,886	118,466	1,326	9,220	101	-	526,748
Work in progress, net	215,792	-	-	-	-	-	-	-	215,792
Accounts receivable from related parties	85,115	110	32,159	4,304	-	2,801	42,308	(142,703)	24,094
Other accounts receivable	266,058	29,207	34,477	16,649	627	7,022	11,765	2	365,807
Inventories, net	53,165	35,809	8,094	36,254	13	378,588	-	(1,578)	510,345
Prepaid expenses	17,425	3,058	8,072	795	81	-	6,816	-	36,247
Total current assets	1,230,180	225,316	233,255	341,964	9,681	504,429	122,724	(144,279)	2,523,270

Long-term trade accounts receivable, net	8,517	-	16,245	671,296	-	-	-	-	696,058
Long-term accounts receivable from related parties	312,096	-	19,862	42	11,536	-	566,224	(333,731)	576,029
Prepaid expenses	-	981	29,696	1,858	671	-	-	(510)	32,696
Other long-term accounts receivable	138,578	83,092	-	-	7,346	55,606	38,518	-	323,140
Investments in associates and joint ventures	107,423	9,723	-	-	-	5,443	1,545,885	(1,637,729)	30,745
Investment property	-	-	-	-	-	21,886	42,067	(1,963)	61,990
Property, plant and equipment, net	134,744	150,898	6,759	694	173	6,422	1,499	(8,998)	292,191
Intangible assets, net	142,171	259,721	309,989	322	-	673	14,363	4,765	732,004
Right-of-use assets, net	3,309	10,849	4,428	52	13	1,360	38,226	(6,200)	52,037
Deferred income tax asset	172,900	4,929	23,733	-	651	18,059	56,494	5,068	281,834
Total non-current assets	1,019,738	520,193	410,712	674,264	20,390	109,449	2,303,276	(1,979,298)	3,078,724
Total assets	2,249,918	745,509	643,967	1,016,228	30,071	613,878	2,426,000	(2,123,577)	5,601,994

Liabilities.-
Borrowings	97,121	32,467	3,230	42	14	54,978	16,912	(6,455)	198,309
Bonds	3,998	-	38,732	25,881	-	-	-	-	68,611
Trade accounts payable	675,354	46,543	42,830	34,230	241	33,682	32,105	2,062	867,047
Accounts payable to related parties	151,394	659	29,154	54,195	35	18,805	13,489	(220,718)	47,013
Current income tax	69,628	1,377	21,101	-	347	638	487	-	93,578
Other accounts payable	507,534	22,801	41,354	9,038	900	106,726	62,283	-	750,636
Provisions	72,502	26,259	3,849	-	-	547	17,678	-	120,835
Total current liabilities	1,577,531	130,106	180,250	123,386	1,537	215,376	142,954	(225,111)	2,146,029

Borrowings	3,082	105,471	1,227	8	-	15,868	186,541	(484)	311,713
Long-term bonds	17,998	-	205,810	601,063	-	-	-	-	824,871
Other long-term accounts payable	49,224	-	7,214	170	2,866	22,835	2,671	-	84,980
Long-term accounts payable to related parties	25,729	-	1,006	47,936	25,434	-	188,555	(257,224)	31,436
Provisions	56,883	52,418	35,195	3,371	-	-	191,269	-	339,136
Deferred income tax liability	15,716	33,969	-	49,066	-	-	-	-	98,751
Total non-current liabilities	168,632	191,858	250,452	701,614	28,300	38,703	569,036	(257,708)	1,690,887
Total liabilities	1,746,163	321,964	430,702	825,000	29,837	254,079	711,990	(482,819)	3,836,916
Equity attributable to controlling interest in the Company	490,461	392,676	154,198	143,421	234	138,909	1,711,136	(1,528,706)	1,502,329
Non-controlling interest	13,294	30,869	59,067	47,807	-	220,890	2,874	(112,052)	262,749
Total liabilities and equity	2,249,918	745,509	643,967	1,016,228	30,071	613,878	2,426,000	(2,123,577)	5,601,994

Operating segment performance
Segment Reporting
				Infrastructure
For the period ended March 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	578,572	111,477	114,349	85,824	862	29,238	16,425	(71,675)	865,072
Gross profit (loss)	45,943	22,433	13,387	24,821	277	3,788	4,695	(11,829)	103,515
Administrative expenses	(31,563)	(3,182)	(4,334)	(4,432)	(197)	(3,716)	(8,786)	12,037	(44,173)
Other income and expenses, net	(4,512)	109	391	1,267	(9)	741	347	70	(1,596)
Operating profit (loss)	9,868	19,360	9,444	21,656	71	813	(3,744)	278	57,746
Financial expenses	(27,143)	(3,392)	(7,092)	(2,864)	(26)	(3,468)	(30,174)	5,920	(68,239)
Financial income	484	313	1,579	258	121	810	3,749	(5,615)	1,699
Share of profit or loss in associates
and joint ventures	(652)	658	-	-	-	-	(1,744)	2,744	1,006
(Loss) profit before income tax	(17,443)	16,939	3,931	19,050	166	(1,845)	(31,913)	3,327	(7,788)
Income tax	(1,811)	(4,943)	(2,230)	(5,836)	(73)	349	3,320	3	(11,221)
(Loss) profit from continuing operations	(19,254)	11,996	1,701	13,214	93	(1,496)	(28,593)	3,330	(19,009)
Loss from discontinuing operations	-	-	-	-	-	-	(8,539)	165	(8,374)
(Loss) profit for the year	(19,254)	11,996	1,701	13,214	93	(1,496)	(37,132)	3,495	(27,383)

(Loss) profit from attributable to:
Owners of the Company	(19,506)	10,611	340	9,910	93	(1,601)	(37,117)	2,573	(34,697)
Non-controlling interest	252	1,385	1,361	3,304	-	105	(15)	922	7,314
	(19,254)	11,996	1,701	13,214	93	(1,496)	(37,132)	3,495	(27,383)

Operating segment performance
Segment Reporting
				Infrastructure
For the Period ended March 31, 2022	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	709,200	139,656	124,101	101,679	1,094	29,503	16,950	(73,065)	1,049,118
Gross profit (loss)	22,171	28,074	22,599	38,315	574	5,006	4,998	(12,603)	109,134
Administrative expenses	(24,047)	(3,157)	(3,666)	(2,830)	(196)	(3,148)	(6,409)	13,570	(29,883)
Other income and expenses, net	(5,395)	1,473	26	58	-	24	(352)	2,319	(1,847)
Operating (loss) profit	(7,271)	26,390	18,959	35,543	378	1,882	(1,763)	3,286	77,404
Financial expenses	(19,520)	(5,422)	(8,397)	(1,739)	(26)	(4,015)	(43,750)	867	(82,002)
Financial income	2,405	278	851	1,173	17	645	4,757	(5,048)	5,078
Share of profit or loss in associates
and joint ventures	(612)	772	-	-	-	-	(2,331)	1,746	(425)
(Loss) profit before income tax	(24,998)	22,018	11,413	34,977	369	(1,488)	(43,087)	851	55
Income tax	(7,615)	(6,343)	(3,686)	(10,777)	(135)	457	9,180	(26)	(18,945)
(Loss) profit from continuing operations	(32,613)	15,675	7,727	24,200	234	(1,031)	(33,907)	825	(18,890)
(Loss) profit for the year	(32,613)	15,675	7,727	24,200	234	(1,031)	(33,907)	825	(18,890)

(Loss) profit from attributable to:
Owners of the Company	(32,265)	14,023	4,295	18,150	234	(820)	(33,942)	137	(30,188)
Non-controlling interest	(348)	1,652	3,432	6,050	-	(211)	35	688	11,298
	(32,613)	15,675	7,727	24,200	234	(1,031)	(33,907)	825	(18,890)

There are no differences as compared to previous year-end consolidated financial statements based on segmentation or measurement of financial performance by segment.

8. CASH AND CASH EQUIVALENTS

This account comprises:

	At December 31,	At March 31,
	2021	2022

Cash on hand	936	1,006
Remittances in-transit	2,222	2,256
Bank accounts
Current accounts	142,029	150,839
Banco de la Nacion	19,847	17,966
Savings deposits and mutual funds	62	131
Time deposits (less than 3 months) (a)	205,302	168,160
	367,240	337,097
Escrow account (b)
Operational funds	261,001	191,746
Reserve funds	163,939	142,139
Consortium funds	78,589	99,476
Guarantee funds	83,251	70,517
	586,780	503,878
Total Cash and Cash equivalents	957,178	844,237

(a)
The Corporation maintains current accounts with local and foreign banks that include time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 0.14% and 4.05%. Additionally, it includes current accounts in the Banco de la Nacion for the exclusive use of paying tax obligations.

(b)
The Corporation maintains trust accounts in local and foreign banks for the exclusive use of operations in projects and join operations. It also includes reserve funds for the payments of bonds issued by the subsidiaries Tren Urbano de Lima S.A. and Red Vial 5 S.A. amounting to S/90 million and S/22 million, respectively, as of March 31, 2022 (S/110 million and S/22 million, respectively, as of December 31, 2021).

9. TRADE ACCOUNTS RECEIVABLES, NET

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2021	2022	2021	2022	2021	2022

Receivables (net) (a)	773,575	664,883	269,427	158,577	504,148	506,306
Unbilled receivables (net) - Subsidiaries (b)	209,258	255,693	209,258	248,064	-	7,629
Unbilled receivables (net) - Concessions (c)	290,753	302,230	111,595	120,107	179,158	182,123
	1,273,586	1,222,806	590,280	526,748	683,306	696,058

a)
Receivables are presented net of impairment and present value discount. The balance of the account includes an impairment and present value discount amounts to S/44.7 million (S/45.3 million as of December 31, 2021). The ageing is detailed as follows:

	At	At
	December 31,	March 31,
	2021	2022
Current	683,921	609,364
Past due up to 30 days	41,222	17,491
Past due from 31 days up to 90 days	11,668	2,094
Past due from 91 days up to 120 days	15,814	2,860
Past due from 121 days up to 360 days	7,070	19,351
Past due over 360 days	13,880	13,723
	773,575	664,883

As of March 31, 2022, the amount overdue for more than 360 days mainly includes invoices receivable from subsidiaries: Cumbra Peru S.A. for S/9.6 million, Unna Transporte S.A.C. for S/2.6 million, Cumbra Ingenieria S.A. for S/1.5 million (Cumbra Peru S.A. for S/9.5 million, Unna Transporte S.A.C. for S/2.7 million, Cumbra Ingenieria S,A. for S/1.6 millones and others for S/0.1 millones, as of December 31, 2021).

b)
The rights to be billed of subsidiaries, in the Engineering and Construction segment, are documents related to the estimates of the degree of progress for services rendered not billed, and services pending billing for the rest of the Subsidiaries, they are presented net of impairment for S/5.5 million, and discounted to present value for S/7 million (S/5.2 million for impairment, and S/5.9 million for present value, as of December 31, 2021), and detailed by subsidiary:

	At	At
	December 31,	March 31,
	2021	2022
Cumbra Peru S.A.	170,063	215,426
Cumbra Ingenieria S.A.	24,177	24,663
Unna Transporte S.A.C.	10,291	8,785
Unna Energía S.A.	4,718	6,771
Others	9	48
	209,258	255,693

c)	Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms, as detailed below:

	At	At
	December 31,	March 31,
	2021	2022
Tren Urbano de Lima S.A.	256,526	270,332
Carretera Andina del Sur S.A.C.	12,667	11,621
Red Vial 5 S.A.	16,451	16,349
Carretera Sierra Piura S.A.C.	4,489	3,268
Concesionaria La Chira S.A.	620	660
	290,753	302,230

10. WORK IN PROGRESS, NET

This account comprises:

	At	At
	December 31,	March 31,
	2021	2022

Cumbra Peru S.A.	304,940	210,182
Cumbra Ingenieria S.A.	4,123	5,610
	309,063	215,792

Work in progress costs include all those expenses incurred for construction contracts. The Corporation estimates that all costs incurred will be billed and collected.

The main projects of work in progress, grouped by subsidiary, are presented below:

	At	At
	December 31,	March 31,
	2021	2022

Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	82,253	91,479
Vial y Vives - DSD S.A. - Quebrada Blanca Project	64,777	55,439
Vial y Vives - DSD S.A. - Modernization and expansion of Arauco Plant	139,025	34,624
Cumbra Peru S.A. - Jorge Chavez Airport	16,602	14,136
Cumbra Perú S.A. - Quebrada honda	-	6,327
Cumbra Ingeniería S.A. - Talara paquete 4	-	5,610
Others	6,406	8,177
	309,063	215,792

11. TRANSACTIONS WITH RELATED PARTIES

a)    Transactions with related parties

Major transactions for the periods ended March 31, 2021 and 2022 between the Company and its related parties are summarized as follows:

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

	2021	2022
Revenue from sales of goods and services:
- Joint operations	2,871	10,120
- Associates	229	-
	3,100	10,120

b)      Balances of transactions with related parties

	As of December 31,		As of March 31,
		2021		2022
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,792	-	9,416	-
Consorcio Rio Mantaro	-	7,043	-	5,987
Consorcio Constructor Chavimochic	-	9,301	-	8,925
Consorcio Peruano de Conservacion	654	2,392	655	2,642
Consorcio Vial Quinua	-	1,947	-	1,944
Consorcio Chicama Ascope	-	-	227	4
Consorcio Inti Punku	1,865	1,733	2,445	729
Consorcio GyM Conciviles	1,479	1,074	1,369	2,644
Consorcio Manperan	1,389	4,968	3,951	981
Consorcio Italo Peruano	1,394	106	1,304	109
Consorcio Norte Pachacutec	125	282	125	294
Consorcio Ermitaño	1,028	515	949	483
Terminales del Peru	92	399	84	399
Consorcio CDEM	-	1,545	-	433
Consorcio GyM-Stracon	-	143	-	105
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	633	-	650
Otros menores	288	1,803	1,020	431
	18,106	33,884	21,545	26,760

Other related parties
Ferrovias S.A.	-	15,513	-	18,765
Peru Piping Spools S.A.C.	2,711	1,607	2,549	1,488
	2,711	17,120	2,549	20,253
Current portion	20,817	51,004	24,094	47,013

Non-current portion
Gasoducto Sur Peruano S.A.	643,897	-	576,029	-
Ferrovias S.A.	-	14,690	-	14,697
Ferrovias Participaciones S.A.	-	36,022	-	16,739
Non-current	643,897	50,712	576,029	31,436

Accounts receivable and payable are mainly of current maturity and have no specific guarantees; except for accounts receivable from Gasoducto Sur Peruano S.A. (GSP) and Ferrovias Participaciones S.A. These balances do not generate interest considering their maturity in the short term.

The non-current balance corresponds to the obligations arising from the early termination of the GSP project. As of March 31, 2022, the book value of the non-current account receivable registered by the parent Company, for S/372 million, was recorded using the discounted cash flow method, at a rate of 3.73% (2.73% in 2021) that originated a value of discount of S/94 million equivalent to US$26 million (S/400 million and S/77 million equivalent to US$20 million, as of December 31, 2021, respectively). Additionally, as a result of the early termination of the GSP and related facts, the subsidiary Cumbra Peru S.A. it has balances from the Consorcio Constructor Ductos del Sur (CCDS) to those who had previously deteriorated in 2016, it was integrated in the consolidation under the proportional participation method. As of March 31, 2022, the value of accounts receivable from CCDS corresponds mainly to collection rights to GSP for S/298 million, which includes S/271 million receivables from CCDS and S/27 million for lost profits (as of December 31, 2021, S/321 million which includes S/289 million and S/32 million, respectively).

12. OTHER ACCOUNTS RECEIVABLE

This account comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2021	2022	2021	2022	2021	2022

Advances to suppliers	33,769	40,349	33,769	40,349	-	-
Income tax on-account payments	44,072	47,584	44,072	47,584	-	-
VAT credit	47,295	48,998	38,924	40,822	8,371	8,176
Guarantee deposits	199,132	214,519	185,334	157,954	13,798	56,565
Claims to third parties	215,943	207,424	186,065	91,994	29,878	115,430
Petroleos del Peru S.A.- Petroperu S.A.	106,077	100,553	19,262	17,461	86,815	83,092
ITAN and other tax receivable	48,378	45,743	17,302	15,424	31,076	30,319
Restricted funds	7,346	7,346	-	-	7,346	7,346
Rental and sale of equipment - Cumbra Peru S.A. projects	32,827	29,964	32,827	29,964	-	-
Accounts receivable from personneel	16,963	10,041	16,963	10,041	-	-
Consorcio Panorama	27,193	25,277	-	-	27,193	25,277
Other minors	38,993	38,461	38,854	38,324	139	137
	817,987	816,259	613,371	489,917	204,616	326,342
Impairment	(129,569)	(127,312)	(126,313)	(124,110)	(3,256)	(3,202)
	688,418	688,947	487,058	365,807	201,360	323,140

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	At	At
	December 31,	March 31,
	2021	2022
Associates	22,047	20,846
Joint ventures	9,126	9,899
	31,173	30,745

The movement of our investments in associates for the periods ended March 31, 2021 and 2022 is as follows:

	2021	2022
Balance at January 1	35,516	31,173
Equity interest in results	1,006	(425)
Conversion adjustment	16	(3)
Balance at March 31	36,538	30,745

 Concesionaria Chavimochic S.A.C.

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015, the effective concession period is 25 years and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID, which is currently in process.

The Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

Finally, as of the date of this report, the Grantor and Chavimochic concessionaire have signed an act of mutual agreement for the suspension of the issuance of the arbitration resolution for a period of 60 business days, in order to negotiate the restart of the Project works.

14.   PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in property, plant and equipment, intangible assets and right-of-use assets accounts for the periods ended March 31, 2021 and 2022, is as follows:

		Property,
		plant and	Intangibles	Right-of-use
	Investment	equipment	assets	assets
	property	(a)	(b)	(a)

Net cost at January 1, 2021	26,073	405,469	791,990	64,518

Additions	75	5,011	4,295	42
Reclassifications and disposals	-	859	551	(267)
Conversion adjustments	(70)	709	(1,718)	207
Deductions for sale of assets	-	(3,452)	-	-
Depreciation, amortization	(603)	(18,893)	(24,494)	(5,823)

Net cost at March 31, 2021	25,475	389,703	770,624	58,677

Net cost at January 1, 2022	63,011	303,170	743,391	47,717

Additions	-	6,691	14,396	8,776
Reclassifications and disposals	-	50	(6)	(136)
Conversion adjustments	-	(635)	(1,418)	(9)
Deductions for sale of assets	-	(3,522)	-	-
Depreciation, amortization	(1,021)	(13,563)	(24,359)	(4,311)

Net cost at March 31, 2022	61,990	292,191	732,004	52,037

(a)	Property, plant and equipment and right-of-use assets

As of March 31, 2022, additions to property, plant and equipment mainly corresponds to work in progress and units to be received corresponding to the drilling stage of the infrastructure segment for S/3.4 million; machinery of the engineering and construction segment for S/1.9 million; and equipment of the engineering and construction segment for S/1 million (as of March 31, 2021, machinery of the engineering and construction segment for S/3 million; and equipment of the engineering and construction segment for S/0.8 million).

During 2021, the net value corresponding to the building located in Surquillo has been reclassified to Investment Properties due to management's decision to lease the property located at Av Paseo de la Republica 4675.

As of March 31, 2022, additions to right-of-use assets correspond mainly to lease agreements for the acquisition of equipment.

For the periods ended March 31 2021 and 2022, the depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the Statement of Income as follows:

	2021	2022

Cost of services and goods (Note 21)	19,320	17,760
Administrative expenses (Note 21)	2,963	1,135
Depreciation discontinued operations	3,036	-
Total depreciation	25,319	18,895
(-) Depreciation related to investment property	(603)	(1,021)
(-) Depreciation related to right-of-use assets (Note 14)	(5,823)	(4,311)
Total depreciation of property, plant and equipment	18,893	13,563

(b)	Intangible assets

As of March 31 2022, the additions to intangibles correspond mainly to investments in the preparation of wells and other assets of the infrastructure segment for S/11.9 million; software development of the engineering and construction segment for S/1.5 million; and, concessions and licenses corresponding to the infrastructure segment for S/1 million (as of March 31 2021, investments in the preparation of wells and other assets for S/2.8 million; software development of the engineering and construction segment for S/1.4 million).

For the periods ended March 31 2021 and 2022, the amortization of intangibles is broken down in the statement of income as follows:

	2021	2022
Cost of sales and services (Note 21)	23,150	23,933
Administrative expenses (Note 21)	974	426
Amortization discontinued operations	370	-
Total amortization for the period	24,494	24,359

Goodwill

Management reviews businesses results based on the type of economic activity carried out. Goodwill allocated to cash-generating units are:

	2021	2022
Engineering and construction	36,345	35,737
Electromechanical	20,735	20,735
	57,080	56,472

The variation reported in engineering and construction segment is due to translation adjustment of foreign business of the subsidiary Cumbra Peru S.A.

15. BORROWINGS

This item comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2021	2022	2021	2022	2021	2022

Bank loans (a)	343,679	283,966	217,935	169,533	125,744	114,433
Finance leases	9,836	8,296	5,118	4,840	4,718	3,456
Lease liability for right-of-use asset	60,507	61,123	14,541	14,980	45,966	46,143
Other financial entities (b)	165,878	156,637	3,746	8,956	162,132	147,681
	579,900	510,022	241,340	198,309	338,560	311,713

(a)	Bank loans

As of December 31, 2021 and as of March 31, 2022, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 0.9% and 11% in 2021 and between 0.9% and 11.4% in 2022.

				Current		Non-current
			At	At	At	At
	Interest	Date of	December 31,	March 31,	December 31,	March 31,
	rate	maturity	2021	2022	2021	2022

Cumbra Peru S.A. (i - iii)	0.92% / 8.11%	2025	129,905	91,347	4,526	2,897
Unna Energía S.A. (ii)	6.04% / 7.68%	2027	23,351	27,291	120,635	99,421
Viva Negocio Inmobiliario S.A. (iv)	7.00% / 11.35%	2024	64,679	50,895	583	12,115
			217,935	169,533	125,744	114,433

i)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Via Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru (hereinafter BCP), Citibank del Peru S.A. and Citibank N.A. The objectives of the Financial Stability Framework Agreement were: to guarantee Cumbra Peru S.A. a syndicated revolving line for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; guarantee lines of credit for the issuance of the performance bond and undertake to maintain the existing letters of credit issued at the request of Cumbra Peru S.A. The maturity date is July 31, 2022.

On March 29, 2022, S/28.2 million and US$0.3 million corresponding to the total balance of the Financial Stability Framework Agreement were paid. The Company has complied with the obligations and covenants established in the Financial Stability Framework Agreement.

ii)	Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019, its period of availability is until December 31, 2022, with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. In April and December 2021, an additional cash transfer of US$7.3 million (equivalent to US$28.2 million) and US$4.3 million (equivalent to US$16.9 million), respectively, was requested for the additional investments. As of March 31, 2022, TP has a total amount of financing of US$51.8 million (equivalent to S/191.9 million) and due in 2027 (US$54.3 million, equivalent to S/217.4 million, as of December 31, 2021). As of March 31, 2022, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$25.9 million, equivalent to S/95.9 million (US$27.2 million, equivalent to S/108.7 million, as of December 31, 2021).

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of March 31, 2022, TP has a total amount of financing of US$17.5 million (equivalent to S/64.7 million) and due in 2026 (US$18.4 million, equivalent to S/73.6 million, as of December 31, 2021). As of March 31, 2022, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$8.7 million, equivalent to S/32.3 million (US$9.2 million, equivalent to S/36.8 million, as of December 31, 2021).

As of March 31, 2022, TP is in compliance with the ratios established in the contract loan.

iii)	Banco Santander Peru S.A. Loan

On December 28, 2020, Tecnicas Reunidas enforced two letters of credit for a total  amount of US$23.7 million, which had been issued by Banco Santander Peru S.A. on behalf of our subsidiary Cumbra Peru S.A. as security pursuant to a construction contract. As a result, Cumbra Peru S.A. subscribed a loan with Banco Santander for principal amount of US$23.7 million (equivalent to S/85.9 million). The loan accrues interest at an annual rate of Libor + 8% and due on September 30, 2022. As of March 31, 2022, the principal amount of the loan is US$20.2 million, equivalent to S/74.8 million (US$20.2 million, equivalent to S/80.8 million, as of December 31, 2021).

As of March 31, 2022, Cumbra Peru S.A. is in compliance with the covenants under the Loan Agreement with Banco Santander Peru S.A.

On April 6 and 26, 2022, Cumbra Perú S.A. paid Banco Santander Peru S.A. US$1.5 million and US$18.7 million, respectively; Consequently, the entire debt was cancelled.

iv)	Viva Negocio Inmobiliario S.A. Loan

The balance consists mainly of the financing of the following projects:

-
Los Parques de Comas: As of March 31, 2022, promissory notes for a total of S/9.7 million with BBVA Continental, with an interest rate between 7.94% and 9.32%, maturing between April 2022 and January 2023 (S/9.7 million, at December 31, 2021).

-
El Nuevo Rancho: As of March 31, 2022, a promissory note with the Inter-American Finance Bank for S/17.9 million, with an interest rate of 11.35%, due in December 2024 (S/18.4 million, as of December 31, 2021).

-
Los Parques del Mar: As of March 31, 2022, promissory notes with the Banco de Credito del Peru for a total of S/35 million, with an interest rate of 7%, due in July 2022 (S/35.7 million, as of December 31). December 2021).

-
Los Parques de Carabayllo: As of March 31, 2022, loan with Eldo Peru S.A.C. for US$0.1 million equivalent to S/0.3 million, with an interest rate of 11%, maturing in April 2022 (US$0.35 million equivalent to S/1.4 million, as of December 31, 2021).

(b)	Other financial entities

The balance is composed of the monetization of Red Vial 5 S.A. dividends, as described below.

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Red Vial 5 S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Red Vial 5 S.A.'s economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

During the 2020 period, the Company reviewed the projected cash flows and effective interest rate of the financial liability with BCI Peru based on new information available on Red Vial 5's projected traffic and determined that there was a material quantitative change that exceeds the +/-10%. For this reason, the liability with BCI Peru measured at amortized cost was derecognized during 2020 in the amount of US$46 million; the difference between this amount and the new liability amounted to US$3.9 million, which was recorded in other income and expenses (net) in the income statement. Simultaneously, the Company recorded the same liability amounting to US$42.1 million which is measured at fair value from the date of initial recognition.

As of March 31, 2022, the loan balance payable amounted to US$42.3 million, equivalent to S/156.6 million (as of December 31, 2021, the balance was US$41.5 million, equivalent to S/165.8 million). Accrued interest amounted to S/2.3 million (for the period ended in March 31, 2021, S/2.4 million).

(c)	Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

		Carrying amount		Fair value
	At	At	At	At
	December 31,	March 31,	December 31,	March 31,
	2021	2022	2021	2022

Bank loans	343,679	283,966	372,270	296,629
Finance leases	9,836	8,296	9,097	7,759
Lease liability for right-of-use asset	60,507	61,123	66,943	66,626
Other financial entities	165,878	156,637	165,878	156,637
	579,900	510,022	614,188	527,651

As of March 31, 2022, the fair value is based on cash flows discounted using debt rates between 4.5% and 10% (between 3.9% and 10% as of December 31, 2021) and are included as Level 2 in the level of measurement.

16. BONDS

This item includes:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2021	2022	2021	2022	2021	2022

Tren Urbano de Lima S.A. (a)	626,697	626,944	24,496	25,881	602,201	601,063
Red Vial 5 S.A. (b)	251,933	244,542	36,637	38,732	215,296	205,810
Cumbra Perú S.A. (c)	26,282	21,996	4,896	3,998	21,386	17,998
AENZA S.A.A. (d)	356,010	-	3,809	-	352,201	-
	1,260,922	893,482	69,838	68,611	1,191,084	824,871

(a) Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of March 31, 2022, an accumulated amortization amounting to S/111.8 million (S/106.9 million as of December 31, 2021) has been made.

As of March 31, 2022, the balance includes VAC adjustments and interest payable for S/125.9 million (S/121.1 million as of December 31, 2021).

The account movement for the periods ended March 31, 2021 and 2022 is as follows:

	2021	2022

Balance at January, 1	624,454	626,697
Amortization	(4,014)	(4,808)
Accrued interest	11,757	12,848
Interest paid	(7,523)	(7,793)
Balance at March, 31	624,674	626,944

As of December 31, 2021 and as of March 31, 2022, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of March 31, 2021, the fair value amounts to S/627.2 million (S/626.8 million, as of December 31, 2021), this is based on discounted cash flows using the rate of 5.1% (4.9% as of December 31, 2021) and corresponds to level 3 of the fair value hierarchy.

(b)  Red Vial 5 S.A.

Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the periods ended March 31, 2021 and 2022 is as follows:

	2021	2022

Balance at January, 1	280,848	251,933
Amortization	(6,940)	(7,299)
Accrued interest	5,735	5,125
Interest paid	(5,822)	(5,217)
Balance at March, 31	273,821	244,542

As of December 31, 2021 and as of March 31, 2022, Red Vial 5 S.A. has complied with the covenants.

As of March 31, 2022, the fair value amounts to S/254 million (S/260 million as of December 31, 2021), is based on discounted cash flows using rate 8.4% as of March 31, 2022 (8.1% as of December 31, 2021) and is within level 2 of the fair value hierarchy.

(c)  Cumbra Peru S.A.

At the beginning of  2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020,  bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of March 31, 2022, the balance includes accrued interest payable for US$0.1 million, equivalent to S/0.4 million (US$0.3 million, equivalent to S/1 million, as of December 31, 2021).

The account movement for the periods ended March 31, 2021 and 2022 is as follows:

	2021	2022

Balance at January, 1	27,457	26,282
Amortization	(1,758)	(1,913)
Exchange difference	912	(1,788)
Accrued interest	536	472
Interest paid	(1,120)	(1,057)
Balance at March, 31	26,027	21,996

As of March 31, 2022, the fair value amounts to S/22.5 million (S/27.1 million as of December 31, 2021), is based on discounted cash flows using a rate of 7.7% (7.4% as of December 31, 2021) and is within level 3 of the fair value hierarchy.

(d)   AENZA S.A.A.

On August 2021 13, AENZA S.A.A. issued bonds convertible (hereinafter, the "Bonds") into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

The placement of these bonds was executed locally and is the result of the exercise of the preemptive subscription right provided by the applicable legislation, as well as their subsequent private offering. The Bonds have been made available to investors only in Peru pursuant to the provisions of the applicable Peruvian legislation. The bonds mature in February 2024, bear interest at a rate of 8%, and are payable quarterly.

Pursuant to the terms and conditions of the convertible bond, they may be converted into shares as of the sixth month from the date of issuance, according to the following procedure: 1) the conversion day is the last business day of each month; 2) the conversion may be total or partial; 3) the conversion notice must be sent to the Bondholders' Representative no later than 5 business days prior to the conversion date; and 4) the conversion price will be the minimum between (i) US$0.33 (Zero and 33/100 Dollars) per Share, and (ii) 80% of the average price of the transactions occurring thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current nominal value of each bond by the conversion price.

As of December 31, 2021, the principal balance amounted to US$89.9 million equivalent to S/359.7 million. The debt balance net of costs incurred amounted to S/356 million.

As of March 31, 2022, the Company converted all of the bonds into common shares (on February 28, 2022, for 11,000 bonds and on March 31, 2022, for 78,970 bonds), therefore the balance of the debt was fully canceled (Note 20).

17. TRADE ACCOUNTS PAYABLE

This item includes:

	At	At
	December 31,	March 31,
	2021	2022

Invoices payable	506,798	442,611
Provision of contract costs (a)	468,360	418,186
Notes payable	5,609	6,250
	980,767	867,047

(a)	The contract cost provisions include:

i)
Goods and services received not invoiced amounting to S/284.1 million for the engineering and construction segment, S/46.9 million for the infrastructure segment, S/21.2 million for the energy segment, S/21.2 million for the real estate and S/14 million for operations of the parent company (S/296.6 million, S/42.3 million, S/24.2 million, S/20.6 million and S/16 million, respectively, as of December 31, 2021).

ii)	Estimate costs to come according to the the completion porcentage of projects on engineering and construction segment amounting to S/30.8 million (S/68.6 million, as of December 31, 2021).

18. OTHER ACCOUNTS PAYABLE

This item includes:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2021	2022	2021	2022	2021	2022

Advances received from customers (a)	322,680	284,489	315,644	278,493	7,036	5,996
Consorcio Ductos del Sur - payable (b)	77,665	71,045	29,242	27,070	48,423	43,975
Salaries and other payable	126,466	141,013	126,466	141,013	-	-
Put option liability on Morelco acquisition	27,986	25,907	27,986	25,907	-	-
Third-party loans	2,076	2,075	-	-	2,076	2,075
Other taxes payable	124,004	119,930	112,737	109,654	11,267	10,276
Acquisition of additional non-controlling interest	25,253	17,465	25,253	17,465	-	-
Guarantee deposits	26,017	25,248	26,017	25,248	-	-
Consorcio Rio Mantaro - payables	58,502	55,167	58,502	55,167	-	-
Provision of interest for debt with suppliers	3,056	3,397	285	393	2,771	3,004
Share purchase agreement - Inversiones Sur	15,992	14,804	-	-	15,992	14,804
Other accounts payables	37,653	75,076	32,849	70,226	4,804	4,850
	847,350	835,616	754,981	750,636	92,369	84,980

(a)	Advances received from customers mainly corresponds to construction projects, and are applied to progress billings, in accordance with contract terms.

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2021	2022	2021	2022	2021	2022

Customer advances from Consortiums	27,568	21,649	27,568	21,649	-	-
Customer advances for real estate projects	80,188	95,558	80,188	95,558	-	-
Quellaveco Project	10,841	10,859	10,841	10,859	-	-
Special National Transportation Infrastructure Project	19,582	19,142	12,765	13,316	6,817	5,826
Gasoducto Piura Construction	5,745	2,957	5,745	2,957	-	-
Pebbles Quebrada Blanca Phase 2 Project	120,642	128,650	120,642	128,650	-	-
Evaporadores Modernización y ampliación de la Planta Arauco Project	52,063	-	52,063	-	-	-
Others	6,051	5,674	5,832	5,504	219	170
	322,680	284,489	315,644	278,493	7,036	5,996

(b)
The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/71 million (S/77.6 million as of December 31, 2021), the subsidiary Cumbra Peru S.A. as a result of the termination of Gasoducto Sur Peruano S.A. operations.

The fair value of current accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

19. PROVISIONS

This item includes:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2021	2022	2021	2022	2021	2022

Legal claims (a)	364,385	342,271	117,520	85,022	246,865	257,249
Tax claims	37,466	38,488	16,776	15,535	20,690	22,953
Provision for well closure (b)	82,475	79,212	20,533	20,278	61,942	58,934
	484,326	459,971	154,829	120,835	329,497	339,136

(a)	Legal contingencies correspond mainly to:

Civil compensation to Peruvian Government

Corresponds to the legal contingency estimated by management for exposure of the Company and two of its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As indicated in Note 1-c) through the Agreement signed on May 21, 2021, the entry into force of which is subject to judicial approval, the Company acknowledges that it was used by some of its former directors for the commission of illegal acts up to in 2016 and agrees, consequently, to pay a civil compensation to the State for a total amount of S/321.9 million and US$41.1 million. As of March 31, 2022, the amount equivalent to the present value resulting from the amounts descrived above is recorded as a provision of S/177.2 million and US$19.7 million, equivalent to a total S/250 million (As of December 31, 2021 was S/164.6 million and US$18.9 million equivalent to S/240.1 million).

Administrative process INDECOPI

i)
On March 9, 2021, Cumbra Peru S.A. was notified with an “Informe Final de Instruccion” prepared by INDECOPI’s Technical Secretary, in relation with the administrative sanction process against 33 construction companies and other 26 of their executives for allegedly arranging a coordination system through with they illegaly distributed several contract tenders conducted by Provias Nacional and other govenmental entities. Such report was subject to approval by INDECOPI’s “Comision de Defensa de la Libre Competencia”, which on November 15, 2021, through Resolution N°080-021-CLC-INDECOPI, ruled in favor to sanction the companies and their executives, included Cumbra Peru S.A. On December 9, 2021, Cumbra Peru filed an appeal against such ruling, suspending its application.  As of March 31, 2022, the Company and its legal advisors estimated a provision of S/54.7 million (S/52.6 million as of December 31, 2021).

ii)
On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified by the National Directorate for the Investigation and Promotion of Free Competition under File 003-2020/CLC-IP, issuing Resolution 038-2021/DLC-INDECOPI of December 28, 2021, through which an administrative procedure is initiated penalty for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the contracting market for workers in the construction sector at the national level, during the period between the years 2011 to 2017. As of March 31, 2022, the Company and its legal advisors estimate a provision amounting to S/4.8 million in each of the subsidiaries.

Shareholder class action lawsuits in the Eastern District Court of New York

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York.

On June 30, 2021, a first amendment to the agreement was signed, which stipulates a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the oustanding balance on September 30, 2021, and annual interest of 8%. On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York.

On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), established as a new expiration date June 30, 2022, plus accrued interest at an interest rate of 9% per year was set.

As of December 31, 2021, the Company maintains a provision of US$8.6 million.  As of March 31, 2022, this provision was transferred to other accounts payable and it is equivalent to S/33.3 million, and was full paid on April 8, 2022.

(b)	Provision for closure corresponds mainly to:

i)
Provisions for closure of wells of Unna Energia S.A. for S/68.1 million and contractual compliance with Petroperu for S/3.1 million (as of December 31, 2021, S/71.1 million and S/3.4 million, respectively);

ii)
In Red Vial 5 S.A. provision for costs associated with the closing of the concession contract and the process of claiming the tariff guarantee for toll suspension for S/5 million (as of December 31, 2021, S/5.1 million); and

The account movement for the periods ended March 31, 2021 and 2022 are as follows:

			Provision
	Legal	Tax	for well
	claims	claims	closure	Total

At January 1, 2021	368,241	8,176	52,949	429,366
Additions	4,350	-	668	5,018
Present value	1,347	-	104	1,451
Reversals of provisions	(1,593)	-	-	(1,593)
Reclasification	157	-	-	157
Payments	(913)	-	(27)	(940)
Translation adjustments / Exchange difference	6,140	-	108	6,248
At March 31, 2021	377,729	8,176	53,802	439,707

At January 1, 2022	364,385	37,466	82,475	484,326
Additions	5,798	1,022	-	6,820
Present value	12,493	-	(1,473)	11,020
Reversals of provisions	(776)	-	-	(776)
Reclasification	(28,093)	-	-	(28,093)
Payments	(290)	-	(138)	(428)
Translation adjustments / Exchange difference	(11,246)	-	(1,652)	(12,898)
At March 31, 2022	342,271	38,488	79,212	459,971

20. CAPITAL

In accordance with the terms and conditions of the convertible bond, holders of 11,000 Convertible Bonds, each with a par value of US$1,000 and for a principal amount equivalent to US$11 million, communicated the exercise of their conversion rights.

On February 28, 2022, the Company issued provisional certificates for 37,801,073 new common shares, with a nominal value of S/1.00 each, with voting rights, and they are fully subscribed and paid. Therefore, the Company increased its capital stock from S/871,917,855 to S/ 909,718,928; and with respect to the convertible bonds, as of February 28, 2022, the balance amounted to US$78.9 million.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each for a par value of US$1,000 and for a principal amount equivalent to US$78.9 million, have communicated the exercise of their conversion right. The company converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. As a consequence, the Company issued provisional certificates for 287,261,051 new common shares. Therefore, the capital stock of the Company has increased from S/909,718,928 to S/1,196,979,979. After this last operation, the convertible bonds have been fully cancelled.

As of March 31, 2022, a total of 135,133,785 shares were represented in ADS, equivalent to 27,026,757 ADSs at a rate of 5 shares per ADS.

As of December 31, 2021, a total of 136,637,740 shares were represented in ADS, equivalent to 27,327,548 ADSs at a rate of 5 shares per ADS.

21. EXPENSES BY NATURE

For the periods ended March 31, 2021 and 2022, this item comprises:

	Cost
	of goods	Administrative
	and services	expenses	Total
2021
Salaries, wages and fringe benefits	286,328	28,288	314,616
Services provided by third-parties	208,559	7,570	216,129
Purchase of goods	175,953	-	175,953
Other management charges	47,971	4,364	52,335
Depreciation (Note 14.a)	19,320	2,963	22,283
Amortization (Note 14.b)	23,150	974	24,124
Impairment of accounts receivable	202	-	202
Taxes	947	14	961
Recovery of property, plant and equipment	(1,023)	-	(1,023)
Inventory recovery	150	-	150
	761,557	44,173	805,730

2022
Salaries, wages and fringe benefits	360,988	20,390	381,378
Services provided by third-parties	328,587	4,790	333,377
Purchase of goods	124,128	248	124,376
Other management charges	83,350	2,875	86,225
Depreciation (Note 14.a)	17,760	1,135	18,895
Amortization (Note 14.b)	23,933	426	24,359
Impairment of accounts receivable	46	-	46
Taxes	1,638	19	1,657
Recovery of property, plant and equipment	(545)	-	(545)
Impairment of inventory	99	-	99
	939,984	29,883	969,867

22. OTHER INCOME AND EXPENSES

For the periods ended March 31, 2021 and 2022, this item comprises:

	2021	2022
Other income:
Sale of assets	3,462	4,030
Valuation of well abandonment	-	1,023
Penalty income	465	215
Recovery of provisions and impairments	1,491	78
Others	1,768	486
	7,186	5,832

Other expenditures:
Net cost of fixed assets disposal	3,718	3,982
Civil penalty cover to the Peruvian Government	-	2,281
Administrative fine	4,790	736
Asset impairment	53	-
Valuation of well abandonment	71	-
Disposal of property, plant and equipment	-	101
Others	150	579
	8,782	7,679
	(1,596)	(1,847)

23. FINANCIAL INCOME AND EXPENSES

For the periods ended March 31, 2021 and 2022, this item comprises:

	2021	2022

Financial income:
Interest on loans to third parties	54	47
Profit for present value of financial asset or financial liability	897	772
Interest on short-term bank deposits	174	510
Business interests	90	167
Exchange difference gain, net	-	3,153
Interest on mutual funds	110	11
Others	374	418
	1,699	5,078

	2021	2022
Financial expenses:
Interest expense on:
- Bank loans (a)	16,214	9,573
- Bonds (b)	6,271	18,839
- Loans from third parties	1,807	2,951
- Right-of-use	988	936
- Financial lease	218	153
Commissions and collaterals	6,081	5,823
Interests from Tax Administration (c)	8,778	2,315
Loss for present value of financial asset or financial liability (d)	25,769	41,390
Exchange difference loss, net	2,005	-
Other financial expenses	1,228	874
Less capitalized interest	(1,120)	(852)
	68,239	82,002

(a)
The variation in interest corresponds mainly to the fact that the Company decreased by S/3.1 million due to the loan with CS Peru Infrastructure Holdings LLC (Gramercy), which was canceled in August 2021, the difference of S/3.2 million corresponds to Cumbra Peru S.A.C. mainly explained by the amortization of capital of the Tranche A Syndicated Line and Santander Spain, canceled in August and November 2021, respectively.

(b)	The increase corresponds mainly to the recording of interest and costs incurred by the Company for S/13.2 million due to the capitalization of the convertible bonds.

(c)
The variation corresponds to Cumbra Peru S.A.C. which decreased by S/8.1 million due to the cancellation of default interest on the SUNAT fine (Income Tax 2013) and increased by S/1.6 million (Agreement between Vial y Vives - DSD S.A. and General Treasury of the Republic of Chile for VAT payment).

(d)
The variation corresponds to the increase in the interest rate in the estimation of the present value of the civil compensation before the Ministerio de Justicia, impacting the Company for S/11.6 million, Unna Transporte S.A.C. for S/1.6 million and Cumbra Peru S.A.C. for S/2.3 million.

24. CONTINGENCIES, COMMITTMENTS AND GUARANTEES

In the opinion of Management and its legal advisors, the provisions registered mainly for civil lawsuits, labor dispute processes, contentious and administrative processes and tax claims are sufficient to cover the results of these probable contingencies (Note 19).

a) Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/304.7 million (S/303.1 million as of December 2021).

Management estimates that all the afore mentioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b) Other contingencies

As of March 31, 2022, contingencies held by the Corporation are substantially the same as those existing as of December 31, 2021

c) Letters bonds and guarantees

The Corporation maintains guarantees and letters of credit in force in various financial entities guaranteeing operations for US$462.8 million (US$471.9 million, as of December 31, 2021).

25. DIVIDENDS

In compliance with certain covenants, the company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future. Additionally, “the Agreement” does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in Note 1 c) has been amortized.

For the period ended March 31, 2022, the Corporation’s subsidiaries do not have paid dividends to its non-controlling interests (for period ended in March 31, 2021, the subsidiaries paid S/4.2 million).

26. LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the period attributable to the Corporation’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.

For the periods ended March 31, 2021 and 2022, the basic loss per common share is as follows:

			2021	2022

Loss attributable to owners of the Company
during the period			(34,697)	(30,188)
Weighted average number of shares in issue
at S/1.00 each, at March 31			871,917,855	983,883,698

Basic loss per share (in S/)	(	*)	(0.040)	(0.031)

			2021	2022

Loss from continuing operations attributable to owners
of the Company during the period			(26,323)	(30,188)
Weighted average number of shares in issue
at S/1.00 each, at March 31			871,917,855	983,883,698

Basic loss per share (in S/)	(	*)	(0.030)	(0.031)

(*) The Corporation does not have common shares with dilutive effects at March 31, 2021 and 2022.

27. EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Bridge Loan Agreement

On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch. The proceeds of this loan will be used, among other corporate purposes, to execute the mandatory redemption of the bonds convertible into shares of our company. The financing will be repaid over a period of 18 months, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía S.A. (first lien).